SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Gafisa S.A.
(Name of Issuer)
Common Shares, without par value
(Title of Class of Securities)
P4408T158
(CUSIP Number)
Alisa Singer
Equity International, LLC
Two North Riverside Plaza
Chicago, IL 60606
(312) 466-4001
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
February 9, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

CUSIP No.	P4408T158

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Equity International, LLC 26-2627964

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		48,092,222 (1)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

48,092,222 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON

48,092,222 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

14.39% based on 334,154,274 Common Shares outstanding.

14	TYPE OF REPORTING PERSON

CO
(1) This amount is reflected in Common Shares and includes both Common Shares held directly and Common Shares attributable to ADSs beneficially owned by the Reporting Person. (Each ADS represents two Common Shares.)

     This Amendment No. 2 relates to the Statement of Beneficial Ownership on Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission (the “Commission”) on October 21, 2008 (the “Initial Schedule 13D”) and Amendment No. 1 to the Schedule 13D filed on December 3, 2009 (“Amendment No. 1”). Except as set forth below, all Items of the Initial Schedule 13D and Amendment No. 1 remain unchanged. All capitalized terms not otherwise defined herein shall have the meanings ascribed to such terms in the Initial Schedule 13D.
Item 1. Security and Issuer.
Item 1 of the Statement is hereby amended to reflect the following information for updating as of March 17, 2010.
     This Amendment No. 2 relates to Common Shares, without par value (“Common Shares”) of Gafisa S.A. (“Gafisa” or the “Company”), a corporation (sociedade anônima) organized under the laws of the Federal Republic of Brazil. Certain information is also provided and references made with respect to American Depositary Shares (“ADSs”), as evidenced by American Depositary Receipts, each representing two Common Shares of the Company.
     On February 23, 2010, as a result of a stock split of the Company’s Common Shares (and a corresponding adjustment of the outstanding ADSs) each existing Common Share was converted into two newly issued Common Shares. The information provided herein reflects beneficial ownership of Common Shares and ADSs on a post-split adjustment basis.
     Please note that this Amendment No. 2 amends the previously filed Initial Schedule 13D and Amendment No. 1 in the following respects: (i) (except as otherwise indicated) information relating to beneficial ownership is reported on the basis of the outstanding Common Shares of the Company (rather than on the basis of ADSs reported in the initial Schedule 13D and Amendment No. 1) and assumes (in the case of ownership of ADSs) two Common Shares for each ADS held by the Reporting Person; (ii) information provided herein reflects beneficial ownership of Common Shares and ADSs on a post-stock split adjustment basis (as described above); and (iii) the information reflects the increased beneficial ownership relating to Common Shares acquired as a result of the Tenda merger (as further described below).
     The principal executive offices of the Company are located at Av. Nações Unidas No. 8,501, 19th floor, 05425-070, São Paulo, SP, Brazil, and the Company’s general telephone and fax numbers are + 55 (11) 3025-9000 and + 55 (11) 3025-9348, respectively.
Item 2. Identity and Background.
Item 2 of the Statement is hereby amended to reflect the following information for updating as of March 17, 2010.
     This Statement on Schedule 13D is being filed by Equity International, LLC (the “Reporting Person”):

Equity International, LLC, a Delaware limited liability company (“EI”),
Business Address: c/o Equity International
Two North Riverside Plaza, Suite 1500
Chicago, IL 60606
Principal Business: invest in entities involved in the real estate industry located outside of the United States, such as the Company.
Criminal Proceedings: None
Applicable Civil, Judicial or Administrative Proceedings: None.
The following entities referred to in this Statement on Schedule 13D are controlled by EI:
EIP Brazil Holdings, LLC, a Delaware limited liability company (“EIP Brazil”);
EI Fund II, LP, a Cayman Islands limited partnership (the “EI Fund II”);
EI Fund II GP, LLC, a Delaware limited liability company (“EI Fund II GP”);
EI Fund IV Pronto, LLC, a Delaware limited liability company (“EI Pronto”);
Blue Suede, LLC, a Delaware limited liability company (“EI Blue Suede”);
EI Fund IV, LP, a Cayman Islands limited partnership (the “EI Fund IV”); and,
EI Fund IV GP, LLC, a Delaware limited liability company (“EI Fund IV GP”).
     This Statement on Schedule 13D relates to Common Shares and ADSs held in the name of EIP Brazil, EI Pronto and EI Blue Suede. EIP Brazil is indirectly wholly-owned by EI Fund II. EI Fund II GP is the general partner of EI Fund II. EI Blue Suede and EI Pronto are indirectly wholly-owned by EI Fund IV. EI Fund IV GP is the general partner of EI Fund IV. EI Fund II GP and EI Fund IV GP are indirectly wholly-owned and controlled by EI. In such capacity, EI may be deemed to have voting and dispositive power over the Common Shares and ADSs held in the name of EIP Brazil, EI Blue Suede and EI Pronto.
Item 3. Source and Amount of Funds or Other Consideration.
Item 3 of the Statement is hereby amended to reflect the following information for updating as of March 17, 2010.
     Except as set forth herein, during the last 60 days, no transactions in ADSs or Common Shares were effected by the Reporting Person, or to the best knowledge of the Reporting Person, by any of the persons included in Item 2.
     On February 9, 2010, as a result of the merger of Construtora Tenda S.A. (“Tenda”) into the Company, EI Blue Suede received 5,716,507 Common Shares of the Company in exchange for the 27,885,400 Tenda shares held by it. (Each shareholder of Tenda received 0.205 shares of the Company for each share of Tenda held by them.)
     On February 23, 2010, as a result of a stock split of the Company’s Common Shares (and a corresponding adjustment of the outstanding ADSs), one existing Common Share was converted into two newly issued Common Shares.

Item 5. Interest in Securities of the Company.
Item 5 of the Statement is hereby amended to reflect the following information for updating as of March 17, 2010.
     As of March 17, 2010, the Reporting Person may be deemed to be the beneficial owner of an aggregate of 48,092,222 Common Shares (which includes ADSs representing Common Shares, with two (2) Common Shares equal to one (1) ADS) representing approximately 14.39% of the outstanding Common Shares.
     This amount consists of: (A) 11,729,604 ADSs (representing 23,459,208 Common Shares) held in the name of EIP Brazil controlled by EI Fund II; (B) 6,600,000 ADSs (representing 13,200,000 Common Shares) held in the name of EI Pronto controlled by EI Fund IV; and (C) 11,433,014 Common Shares held in the name of EI Blue Suede controlled by EI Fund IV.
     The percentages of Common Shares beneficially owned, as reported above, are based on an aggregate of 334,154,274 Common Shares outstanding, as of December 31, 2009 (adjusted to reflect the February 22, 2010 stock split of two newly-issued shares for each Common Share and the issuance of shares pursuant to the Tenda merger), as reported in the Company’s report on Form 20-F dated March 10, 2010 filed with the Securities and Exchange Commission.
(b) The responses of the Reporting Person to Items 7 through 11 of the portions of the cover page of this Statement which relate to beneficial ownership of Common Shares are incorporated herein by reference.
(c) Not applicable.
(d) Not applicable.
(e) Not applicable.

SIGNATURE
          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
March 17, 2010

EQUITY INTERNATIONAL, LLC
By:	/s/ Alisa Singer
	Name:	Alisa Singer
	Title:	Corporate Counsel